August 1, 2023

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Heather Clark
Melissa Gilmore

Re:	Sigma Additive Solutions, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed on March 30, 2023
File No. 001-38015

Dear Sirs and Madames:

Reference is made to your letter dated June 27, 2023 regarding the above-referenced filing.

Please be advised that further to our disclosure under the caption “Evaluation of Disclosure Controls and Procedures” in Item 9A on our Form 10-K, we conducted an evaluation pursuant to Rule 13a-15 of the Exchange Act of the effectiveness of the design and operation of our disclosure controls and procedure as of December 31, 2022, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

We will undertake in future filings to properly include our conclusions regarding the effectiveness of our disclosure controls and procedures under the caption “Evaluation of Disclosure Controls and Procedures” in Item 9A of Form 10-K.

If you have any further questions or require additional information, please let us know.

By:	/s/ Frank Orzechowski
Frank Orzechowski
Chief Financial Officer
(Principal Financial and Accounting Officer)